04021325

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

SEC RECEIVED
MAR 2 9 2004
WASH., D.C. 158 SECTION PROCESSING

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

(Mark One):

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended September 30, 2003

PROCESSED
APR 01 2004
THOMSON FINANCIAL

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from __________ to ____________

Commission file number 1-8137

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Pacific Corporation 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Pacific Corporation
3770 Howard Hughes Parkway, Suite 300, Las Vegas, NV 89109

American Pacific Corporation 401(k) Plan

Financial Statements for the Years Ended September 30, 2003 and 2002 and Independent Auditors' Report

AMERICAN PACIFIC CORPORATION 401(k) PLAN

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 490N
3773 Howard Hughes Parkway
Las Vegas, NV 89109
USA

Tel: +1 702 893 3100
Fax: +1 702 369 1736
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

American Pacific Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of American Pacific Corporation ("AMPAC") 401(k) Plan (the "Plan") as of September 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes and schedule of reportable transactions as of September 30, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

March 25, 2004

AMERICAN PACIFIC CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS SEPTEMBER 30, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS (Note 3):		
Mutual fund accounts	$3,766,860	$3,153,904
Money market funds		108,189
Collective trusts	527,724	
Common stock	293,561	312,566
Participant loans	392,040	374,777
Total investments	4,980,185	3,949,436
PARTICIPANT CONTRIBUTIONS RECEIVABLE		33,889
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$4,980,185	$3,983,325

See accompanying notes to financial statements.

AMERICAN PACIFIC CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	2002	2002
ADDITIONS:		
Investment income:		
Dividend and interest income	$ 10,425	$ 1,612
Net appreciation (depreciation) in fair value of investments	497,225	(550,837)
Interest from loan repayments	35,611	29,127
Participant contributions	582,197	505,168
Total additions	1,125,458	(14,930)
DEDUCTIONS:		
Benefits paid to participants	146,194	133,223
Plan expenses	1,549	4,342
Total deductions	147,743	137,565
INCREASE (DECREASE) IN NET ASSETS	977,715	(152,495)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	4,002,470	4,154,965
End of year	$4,980,185	$4,002,470

See accompanying notes to financial statements.

AMERICAN PACIFIC CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

1. SUMMARY PLAN DESCRIPTION

The following description of the American Pacific Corporation ("AMPAC") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document, as amended, for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan open to all full-time employees who are not members of a collective bargaining unit of the Company. Each employee is eligible to participate on the first day of each fiscal quarter following a 90-day probation from the date of employment. Franklin Templeton Investments – Defined Contribution Services ("Franklin") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—Each year, participants may contribute the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch up contributions by employees 50 and older. The Company, at its discretion, may contribute to the Plan. No such discretionary contributions were made for the year ended September 30, 2003. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their own contributions into various investment options offered by the Plan. The Plan currently offers 18 investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or elect to have all the distribution paid in a direct rollover to another qualified employer plan, or a combination of the above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 8%. Principal and interest is paid ratably through payroll deductions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at their fair market value at year-end based on quoted market prices. Participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan at September 30, 2003 and 2002.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of September 30, 2003 are as follows:

	Shares	Amount
Mutual funds:		
Franklin Stable Value Fund	527,724	$527,724
Franklin U.S. Government Securities Fund	39,045	265,898
Franklin Equity Income Fund	24,741	418,129
Mutual Shares Fund	23,061	432,634
Franklin Rising Dividends Fund	15,862	427,967
Franklin Growth Fund	13,432	359,159
Templeton Foreign Fund	51,816	500,024
Franklin Short-Intermediate U.S. Government Securities Fund	34,576	361,668
Van Kampen Emerging Growth Fund	15,332	504,417
Other:		
AMPAC Corp. Unitized Stock Fund	27,257	293,561
Participant loans		392,040

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of September 30, 2002 are as follows:

	Shares	Amount
Mutual funds:		
Prudential Value Fund	31,016	$352,037
Prudential Government Income Fund	33,259	314,302
Prudential Short-Term Corporate Bond Fund	32,745	373,953
Prudential Jenison Growth Fund	33,563	326,568
Oppenheimer Quest Balance Fund	31,268	357,704
Van Kampen Emerging Growth Fund	16,002	465,489
EuroPacific Growth Fund	20,887	449,482
Davis NY Venture A Fund	18,650	367,040
Other:		
AMPAC Stock Portfolio	39,070	331,711
Participant loans		374,777

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $497,225 during the year ended September 30, 2003, as follows:

Franklin Total Return Fund	$ 4,161
Franklin U.S. Government Securities Fund	7,286
Franklin Age High Income	8,152
Franklin Equity Income Fund	53,571
Mutual Shares Fund	56,333
Franklin Real Estate	5,750
Franklin Rising Dividends Fund	57,117
Franklin Utilities Fund	8,081
Franklin Growth Fund	60,418
Franklin Small-Mid Cap Growth	21,828
Franklin Technology Fund	34,190
Templeton Foreign Fund	95,393
Franklin Global Healthcare	1,039
Franklin Short-Intermediate U.S. Government Securities Fund	11,153
Pimco CCM Mid Cap A	11,585
Van Kampen Emerging Growth Fund	57,605
AMPAC Crop. Unitized Stock Fund	3,563
Net appreciation of investments	$497,225

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $550,837 during the year ended September 30, 2002, as follows:

Prudential Utility Fund	$ (11,245)
Prudential Value Fund	(94,128)
Prudential Government Inc. Fund	24,332
Prudential High Yield Fund	(629)
Prudential Short Term Corp. Bond	12,648
Prudential Jennison Growth Fund	(98,844)
Oppenheimer Quest Bal Value	(128,727)
Van Kampen Emerging Growth	(160,804)
Seligman Comm. & Tech. Fund	(23,987)
EuroPacific Growth Fund	(62,400)
Franklin Small Mid-Cap Growth	(18,941)
Davis NY Venture Fund A	(67,806)
AMPAC Stock Portfolio	79,694
Net depreciation of investments	$ (550,837)

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Franklin Templeton Investments. Franklin is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At September 30, 2003, the Plan held 27,257 units of unitized company stock of American Pacific Corporation, the sponsoring employer, with a cost basis of $273,733. At September 30, 2002, the Plan held 39,071 units of common stock of American Pacific Corporation, the sponsoring employer, with a cost basis of $322,834.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on August 7, 2001 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. CHANGE IN TRUSTEE

Effective October 1, 2002, the Plan changed it trustee from Prudential Mutual Fund Services, Inc. to Franklin.

* * * * * *

SUPPLEMENTAL SCHEDULES

AMERICAN PACIFIC CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) SEPTEMBER 30, 2003

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment		Current Value
*	Franklin Templeton Funds	Franklin Stable Value	**	$ 527,724
*	Franklin Templeton Funds	Franklin Total Return Fund	**	73,974
*	Franklin Templeton Funds	Franklin US Gov't Securities	**	265,898
*	Franklin Templeton Funds	Franklin Age High Income	**	49,947
*	Franklin Templeton Funds	Franklin Equity Income	**	418,129
*	Franklin Templeton Funds	Mutual Shares Fund	**	432,634
*	Franklin Templeton Funds	Franklin Real Estate	**	36,960
*	Franklin Templeton Funds	Franklin Rising Dividends	**	427,967
*	Franklin Templeton Funds	Franklin Utilities Fund	**	66,031
*	Franklin Templeton Funds	Franklin Growth Fund	**	359,159
*	Franklin Templeton Funds	Franklin Small-Mid Cap Growth	**	84,886
*	Franklin Templeton Funds	Franklin Technology Fund	**	95,495
*	Franklin Templeton Funds	Templeton Foreign Fund	**	500,024
*	Franklin Templeton Funds	Franklin Global Healthcare	**	15,231
*	Franklin Templeton Funds	Franklin Short Inter US Gov	**	361,668
	Pimco Funds	Pimco CCM Mid Cap A		74,440
	Van Kampen Funds	Van Kampen Emerge Growth		504,417
*	American Pacific Corp.	AMPAC Corp. Unitized Stock Fund		293,561
	Various participants	Participant loans (various maturities and rates)		392,040
	Total			$ 4,980,185

* Represents a party-in-interest

AMERICAN PACIFIC CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
SEPTEMBER 30, 2003

	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	Identity of Party Involved	Description of Asset (include interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ Loss
*	Franklin US Government Securities	Mutual Fund	$ 314,302				$ 314,302	$ 314,302	
*	Franklin Equity Income	Mutual Fund	367,040				367,040	367,040	
*	Mutual Shares Fund	Mutual Fund	352,037				352,037	352,037	
*	Franklin Rising Dividends	Mutual Fund	357,704				357,704	357,704	
*	Franklin Growth Fund	Mutual Fund	326,568				326,568	326,568	
*	Templeton Foreign Fund	Mutual Fund	449,482				449,482	449,482	
*	Franklin Short Inter US Government	Mutual Fund	373,953				373,953	373,953	
	Prudential Value Fund	Mutual Fund		352,037			481,213	352,037	(129,176)
	Prudential Government Income Fund	Mutual Fund		314,302			303,828	314,302	10,474
	Davis NY Venture A Fund	Mutual Fund		367,040			421,036	367,040	(53,996)
	Oppenheimer Quest Balance Fund	Mutual Fund		357,704			496,626	357,704	(138,922)
	EuroPacific Growth Fund	Mutual Fund		449,482			494,156	449,482	(44,674)
	Prudential Short-Term Corporate Bond Fund	Mutual Fund		373,953			379,122	373,953	(5,169)
	Prudential Jenison Growth Fund	Mutual Fund		326,568			400,533	326,568	(73,965)

* Represents a party-in-interest

(2037454)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pacific Corporation 401(k) Plan

By: American Pacific Corporation, as Plan Administrator

Date: March 25, 2004

By: ______________________

John R. Gibson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Index	Description
23.1	Consent of Deloitte & Touche LLP, Independent Auditors

Deloitte.

EXHIBIT 23.1

Deloitte & Touche LLP
Suite 490N
3773 Howard Hughes Parkway
Las Vegas, NV 89109
USA

Tel: +1 702 893 3100
Fax: +1 702 369 1736
www.deloitte.com

INDEPENDENT AUDITORS' CONSENT

American Pacific Corporation 401(k) Plan

We consent to the incorporation by reference in the Registration Statement No. 333-108790 on Form S-8 dated September 12, 2003, of our report dated March 25, 2004, appearing in this Annual Report on Form 11-K of American Pacific Corporation 401(k) Plan for the year ended September 30, 2003.

Deloitte + Touche LLP

March 25, 2004